October 11, 2012 VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Paul Monsour

Re:	The WhiteWave Foods Company
Registration Statement on Form S-1
File Number 333-183112

Ladies and Gentlemen:

On behalf of The WhiteWave Foods Company (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being filed in response to comments contained in the letter dated October 5, 2012 from H. Roger Schwall of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gregg L. Engles, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.

On behalf of the Company, we advise you as follows:

General

1.	We note that you have filed a confidential treatment request with regard to omitted portions of exhibits to your registration statement. We will issue in a separate letter any comments related to the request. Our review of your registration statement will not be complete and you will not be in a position to request accelerated effectiveness for the registration statement until all issues, including the request, have been resolved.

Response:	The Company acknowledges the Staff’s comment.

2.	We note your response to prior comment 3. With respect to the statements in your prospectus that are based on third party research that you commissioned, please revise to clarify whether such statements are statements of the third party or statements of the

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October 11, 2012

registrant. If your disclosure attributes a statement to the third party, please revise your filing to identify such third party, and file a consent from such third party. Please see Securities Act Rule 436. Please also refer to Securities Act Rules Compliance and Disclosure Interpretations Question 233.02, available at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:	The Registration Statement has been revised in response to this comment, and the Company has filed the consent of Symphony IRI Group, Inc. as Exhibit 23.4 to Amendment No. 2. See pages 2, 6, 84 and 85 of Amendment No. 2.

3.	Where you include information about the relative position or success of your brands or your product launches, such as your reference at page 3 to the #1 and #2 brand positions, please revise to clarify the scope of such information. For example, please clarify whether the brand positions you disclose are limited to the United States or European markets, as applicable.

Response:	The Registration Statement has been revised in response to this comment. See pages 3, 4, 6, 82, 83, 85 and 86 of Amendment No. 2.

Separation from Dean Foods and Potential Spin-Off, page 9

4.	We note your disclosure that Dean Foods may transfer your Class A common stock to one or more third-party lenders. Please revise to clarify whether such Class A common stock would be acquired by Dean Foods upon conversion of your Class B common stock.

Response:	The Registration Statement has been revised in response to this comment. See pages 9 and 167 of Amendment No. 2.

Risk Factors, page 19

Future sales, or the perception of future sales, of our common stock, or a spin-off by Dean Foods of shares of our common stock, may depress the price of our Class A common stock, page 33

5.	We note your response to prior comment 7, and your revised disclosure that you will grant registration rights to “certain” of the Dean Foods transferees. Please revise to clarify the circumstances under which Dean Foods may transfer the shares to such parties.

Response:	The Registration Statement has been revised in response to this comment. See pages 36, 156 and 174 of Amendment No. 2.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 48

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Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

(a) Transitional Sales Agreements, page 53

6.	We have reviewed your response to prior comment 8. Please expand your analysis to explain why you believe the pro forma adjustments are factually supportable if the products do not have fixed transition dates and can transition anytime during the terms of the agreements. The lack of factually supportable transition dates appears to be a factor that may impact your overall determination since it is a significant component of the adjustments.

Response:	The Company advises the Staff that management has considered the Staff’s comment and revised the Unaudited Pro Forma Condensed Consolidated Financial Information to exclude the impact of the transitional sales agreements. See pages 18, 51, 53, 54 and 56 of Amendment No. 2.

(a) Sales and Distribution Agreement

7.	We have reviewed your response to prior comment 10. Please clarify for us whether the sales and distribution agreement has contractually fixed end dates for the underlying products and customers.

Response:	The Company advises the Staff that the sales and distribution agreement specifies the pricing terms applicable to each product category and customer covered under the agreement. This agreement is not transitory in nature and will be in place until the Company changes its distribution networks which it may or may not do. Although the sales and distribution agreement has a fixed initial term of up to 18 months, each product category term also has an auto-renewal period. The pro forma adjustment was calculated using product volumes sold during the applicable historical period and adjusting the selling and distribution costs based on the new pricing terms. The Company believes it is providing the investor with material information related to the ongoing impact to cost of sales related to the sales and distribution agreement.

The Registration Statement has been revised in response to this comment to clarify that the initial term of the agreement is up to 18 months. See pages 56, 62, 160, F-42 and F-65 of Amendment No. 2.

(b) Termination of Intellectual Property License Agreement, page 54

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October 11, 2012

8.	We note your response to prior comment 11 indicating that there are no other identifiable operations related to the intellectual property as it is an intangible asset that is utilized by other Dean Foods subsidiaries to produce, in part, their products for resale. To help us better understand how these facts relate to disclosure in other parts of your filing, please clarify for us:

•	How you determined that it was appropriate to include license income in your measure of segment profit or loss, under FASB ASC 280-10-50-27 and 50-28; and

•

How you considered the impact from the license income to your conclusion that EBITDA enhances an understanding of your operating performance, as disclosed in footnote 9 on page 18. As part of your response, please address the following factors: the relationship between the products and brands under the license agreement and the products and brands you sell, the materiality of the license income to EBITDA, your relinquishment of the rights to the intellectual property, and the relationship between your operating performance and the recognition of license income in the financial statements.

Response:	The Company advises the Staff that management has considered the Staff’s comment, and corrected the disclosure to exclude the license income in the Company’s measure of segment profit under FASB ASC 280-10-50-27 and 50-28, as there are no identifiable operations related to the intellectual property and associated license income.

The Registration Statement has been revised in response to this comment. See pages 67, 70, 73, F-39 and
F-62 of Amendment No. 2.

Management has concluded that the license income is part of the Company’s operational activities when considered as a stand-alone public company, as the license income is generated pursuant to a license agreement with a wholly-owned subsidiary of Dean Foods. Therefore, license income should be included in any measure of consolidated operating performance, including EBITDA. The related party license income as a percentage of EBITDA has historically ranged from 17% to 31%, which is quantitatively significant. To provide investors with material information about the ongoing impact of the Company’s performance, the Company has reflected the termination of the intellectual property agreement in the unaudited pro forma condensed consolidated statement of operations.

The intellectual property referenced in the license agreement includes both manufacturing know-how and a list of specific brands held in a subsidiary of the Company. Both the know-how and brands to be transferred are

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utilized by other Dean Foods subsidiaries in the manufacture and sale of a variety of products specific to their product portfolio. The transfer of the intellectual property in the license agreement to the wholly-owned Dean Foods subsidiary will have no impact on the Company’s operations as we have retained all know-how and brands required to manufacture and sell our products.

The Registration Statement has been revised in response to this comment in order to clarify the inclusion of the related party license income in EBITDA. See page 20 of Amendment No. 2.

9.	Please clarify for us whether you will need the intellectual property that you are transferring to a Dean Foods subsidiary for the production of your products for resale, and expand your disclosure to discuss the impact from no longer holding the intellectual property for your products or the extent of any licensing costs that you will incur.

Response:	The Company advises the Staff that the intellectual property that will be transferred to a Dean Foods subsidiary pertains to manufacturing know-how and a list of specific brands held in a subsidiary of the Company. However, as set forth above in the Company’s response to comment 8, the transfer of the intellectual property will have no impact on the Company’s operations as it has retained all know-how and brands required to manufacture and sell its own products. As such, the Company will not incur any licensing costs charged by other Dean Foods subsidiaries’ for the sale of the Company’s products.

The Registration Statement has been revised in response to this comment. See pages 19, 49, 57, 63, 160,
F-43 and F-66 of Amendment No. 2.

Executive Compensation, page 102

10.	We note your revised disclosure at page 125 regarding the short-time incentive target levels established for each named executive officer. Please revise your filing to clarify whether such targets are presented as a percentage of base salary.

Response:	The Registration Statement has been revised in response to this comment. See page 129 of Amendment No. 2.

Separation and Distribution Agreement, page 142

Voting of Common Stock, page 147

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11.	We note your new disclosure regarding the irrevocable proxy to be granted to you by Dean Foods. Please revise to clarify the purpose and effect of such proxy.

Response:	The Registration Statement has been revised in response to this comment. See pages 152 and 153 of Amendment No. 2.

Financial Statements

WWF Operating Company

Consolidated Balance Sheets, pages F-6 and F-45

Consolidated Statements of Operations, pages F-7 and F-46

12.	We have reviewed your response to prior comment 18. Please further clarify for us how you have applied the guidance in SAB Topic 4: C, which states that “changes in capital structure must be given retroactive effect in the balance sheet” when they occur before the effective date of the registration statement. The reclassification and contribution transactions referred to on page 9 appear to be changes in capital structure that would follow the guidance in SAB Topic 4:C since you state that these transactions will occur “immediately prior to” and “no later than” the completion of the offering.” If you apply these transactions retroactively, please also consider the impact to your methodology for calculating historical earnings per share.

Response:	The Company advises the Staff that, prior to the effectiveness of the Registration Statement, it plans to amend its certificate of incorporation and by-laws to reclassify The WhiteWave Foods Company common stock to Class A and Class B common stock while concurrently increasing the total number of authorized shares for both classes (the reclassification). At such time, the Company plans to give retroactive effect to the reclassification in The WhiteWave Foods Company historical financial statements to be filed in a pre-effective amendment.

The contribution will not occur until after effectiveness of the Registration Statement. As such, it would not be appropriate to give retroactive effect to the contribution in the Registration Statement. Instead, the Company anticipates reflecting the contribution in its financial statements in the first periodic filing on Form 10-K or Form 10-Q filed with the Staff following completion of the offering.

The Company has provided an unaudited pro forma condensed consolidated balance sheet for WWF Operating Company as of June 30, 2012 to give effect to the reclassification, contribution, and payment of the

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net proceeds of this offering to Dean Foods, as if they had occurred on June 30, 2012. The pro forma earnings per share will be included in the WWF Operating Company financial statements after the estimated number of shares and the mid-point of the price range have been determined.

13.	Please revise your disclosure on page F-45 to show how your payment of the proceeds from the offering to Dean Foods will be reflected in the pro forma balance sheet, pursuant to SAB Topic 1:B.3.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that, after the estimated number of shares and the mid-point of the price range have been determined, the Company will reflect the intended payment of the proceeds from the offering and related financing transactions to Dean Foods. In the Company’s pro forma balance sheet as of June 30, 2012, the payment of the proceeds will be reflected as if it had occurred on June 30, 2012.

Exhibit Index

14.	We note your response to prior comment 24. However, we note that it does not appear that you have filed or included in the exhibit index your supply agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which you will continue to purchase cream. We note your related reference at page 54. Please advise.

Response:	The Company respectfully advises the Staff that the Cream Supply Agreement between WWF Operating Company, Suiza Dairy Group, LLC and Dean Dairy Holdings, LLC, dated August 1, 2012, has been filed as Exhibit 10.30 in response to this comment, for which the Company has requested confidential treatment of certain portions.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402 or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

/s/ Erika L. Robinson

Erika L. Robinson

Securities and Exchange Commission

October 11, 2012

cc:	Gregg L. Engles, Chief Executive Officer
Kelly J. Haecker, Chief Financial Officer
Roger E. Theodoredis, Executive Vice President, General Counsel
Rachel A. Gonzalez, Senior Vice President and Deputy General Counsel, Dean Foods Company